Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: Osprey Technology Acquisition Corp.

Commission File No.:

001-39113

Subject Company: Osprey Technology Acquisition Corp.

This filing relates to the proposed merger involving Osprey Technology Acquisition Corp. (“Osprey”) and BlackSky Holdings, Inc. (“BlackSky”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 17, 2021, by and among Osprey, Osprey Technology Merger Sub, Inc. and BlackSky.

The following press release was issued on July 7, 2021:

BlackSky’s Technology Leveraged to Monitor Secretive Iranian Nuclear Facility

Stanford researchers use geospatial imagery and machine learning technology to gain real-time insights

HERNDON, Va. – July 7, 2021 – BlackSky Holdings, Inc. (“BlackSky”), a leading technology platform providing real-time geospatial intelligence and global monitoring that has announced a planned business combination with Osprey Technology Acquisition Corp. (NYSE: SFTW), today shared that its geospatial imagery was used in a groundbreaking intelligence study that tracks and monitors activity at the Natanz nuclear facility in Iran.

BlackSky’s high-revisit satellite imagery enabled researchers at Stanford University’s Center for International Security and Cooperation (CISAC) to monitor the pattern of life at the Natanz nuclear facility and gain a better understanding of activity and events at the site. BlackSky’s satellites provide high, intraday revisit capabilities, allowing CISAC’s research team to receive multiple images a day, throughout the day, rather than just one image collected at roughly the same time each day.

BlackSky satellites are also capable of capturing a sequence of up to 20 images within a matter of minutes, known as a burst collection, and then splicing them together. Instead of a single picture, burst collections are geospatially normalized and joined together to generate a moving sequence of activity. With BlackSky’s assistance, the research team was able to witness trucks emerging from the facility’s underground tunnels.

Caption: An animated sequence of BlackSky burst imagery collected on 4 March 2021 between 11:37:21 UTC and 11:38:18 UTC shows a vehicle in motion at the eastern tunnel area of the Natanz South underground centrifuge assembly facility. According to Imagery Analyst and BlackSky Consultant, Allison Puccioni, this graphic illustrates a “’Burst collection’ - or the collection of up to several dozen satellite images over the same target over a 60-90 second timeframe – which was conducted over the new construction of an underground nuclear centrifuge assembly facility near Natanz’ nuclear enrichment facility in Iran. By collecting and sequencing these images together, the dimension of movement is added to the analysis to facilitate detection of nuanced movement and patterns of activity on the ground. In this image sequence, engineering equipment is seen rolling back and forth over the same area, likely in an effort to harden the road leading into the tunnel. Grading, hardening, and paving a road is critical to enabling passage of large vehicles or vehicles with sensitive equipment. This activity would not have been identified without rapid-succession satellite imagery collection.”

Credit: The above video of satellite imagery courtesy of BlackSky, and first published by Janes in conjunction with research from CISAC.

“Observations that provide real-time, activities-based insights have the potential to change the world,” said Dr. Patrick O’Neil, chief data scientist at BlackSky. “The BlackSky/CISAC research team demonstrated the power of combining rapid revisit satellite imagery, human domain expertise, and AI/ML techniques to identify and understand activity at Natanz, which was previously unknown to much of the world.”

Allison Puccioni, a renowned imagery analyst and BlackSky consultant, assembled a leading research team at Stanford University, with help from Rose Gottemoeller, an internationally recognized diplomat, former NATO Deputy Secretary, and current visiting professor at Stanford. The pair enlisted two highly skilled principal research assistants in geospatial science to develop a sophisticated and innovative situational-intelligence program to monitor the Natanz nuclear facility.

Natanz is Iran’s primary facility for advanced uranium enrichment and is an active political and military location driven by concerns about the country’s nuclear operations. The BlackSky/Stanford research team set a leading example for using high-resolution satellite imagery, AI/ML, and deep analysis to deliver first-to-know geospatial intelligence for the world’s nuclear proliferation communities.

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About BlackSky Holdings, Inc.

BlackSky is a leading provider of real-time geospatial intelligence. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of data elements daily from its constellation as well as a variety of space, IoT, and terrestrial-based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service, Spectra AI, is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. On February 17, 2021, BlackSky entered into a definitive agreement for a business combination (the “Merger Agreement”) with Osprey Technology Acquisition Corp. (“Osprey”) (NYSE: SFTW) that would result in BlackSky becoming a publicly listed company. For more information visit www.blacksky.com.

Media Contact

Colleen Moffitt

colleen@communiquepr.com

Office: 206-282-4923 ext. 113

Mobile: 206-979-4696

About Osprey

Osprey is a special purpose acquisition company, or SPAC, that was established as a collaboration between investment firms HEPCO Capital Management, led by Jonathan and Edward Cohen, and JANA Partners, led by Barry Rosenstein and with its SPAC initiative led by JANA Partner David DiDomenico, who serves as Osprey’s CEO, President, and Director. Osprey was formed to consummate a transaction with one or more transformative companies that have developed innovative software delivery platforms. For more information visit www.osprey-technology.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities (xiii) the performance of our third-party service providers, including our satellite manufacturer and launch providers, (xiv) risks related to delays or cancellations from current or expected customers, (xv) the risk that redemptions by Osprey’s public stockholders may require the combined company to seek additional equity and/or debt financing to fund its business plan, and (xvi) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed below and other documents filed by Osprey from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On May 13, 2021, Osprey filed a registration statement on Form S-4 with the SEC, as amended on June 25, 2021, which included a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 12, 2021, and in Osprey’s registration statement on Form S-4, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which was filed by Osprey with the SEC in connection with the business combination on May 13, 2021, as amended on June 25, 2021.

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.